UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Emerald Holding, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

29103W104

(CUSIP Number)

Onex Corporation

Attn: Colin Sam

161 Bay Street P.O. Box 700

Toronto, ON, Canada M5J 2S1

+1 (416) 362-7711

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29103W104	13D	Page 1 of 5 Pages

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 29, 2020 (the “Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Emerald Holding, Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Waiver of Liquidity Conditions

On February 13, 2024, Gem Aggregator delivered a waiver letter (the “Waiver”) to the Issuer, effective for six months from the date thereof, pursuant to which Gem Aggregator waived the requirement that each share of Common Stock issuable upon conversion of the shares of the Series A Preferred Stock held by Gem Aggregator be freely tradeable upon any issuance thereof related to a Mandatory Conversion (as described below). Capitalized terms used is this subsection without definition shall have the meaning set forth in the Certificate of Designations for the Series A Preferred Stock, dated June 29, 2020 (the “Certificate of Designations”).

Pursuant to the Certificate of Designations, the Issuer has a Mandatory Conversion Right, provided that the Last Reported Sale Price per share of Common Stock on the New York Stock Exchange exceeds $6.16 (175% of the Conversion Price) on each of the previous twenty (20) consecutive Trading Days ending on, and including, the Trading Day immediately before the date on which the Issuer gives notice of such Mandatory Conversion. The Certificate of Designations further provides that at the time notice of a Mandatory Conversion is given, all shares of Common Stock issuable upon such Mandatory Conversion must be unrestricted and, when issued, be listed and admitted for trading without suspension or material limitation (the “Common Stock Liquidity Conditions”). Because Gem Aggregator and certain of its affiliates may be deemed to “control” the Issuer for purposes of the Securities Act of 1933, as amended, the Common Stock Liquidity Conditions cannot be satisfied with regard to the shares of Common Stock underlying the shares of Series A Preferred Stock held by Gem Aggregator absent an effective registration statement covering the resale of such shares. Pursuant to the Waiver, Gem Aggregator has agreed that the Issuer may cause a Mandatory Conversion without such a registration statement.

The Waiver is effective until August 13, 2024, unless extended by Gem Aggregator in its sole discretion. The Waiver does not affect the rights of other Holders of Series A Preferred Stock, who are expected to be issued Common Stock that satisfies the Common Stock Liquidity Conditions in the event that the Issuer exercises its Mandatory Conversion Right. The Waiver also does not affect the respective registration rights agreements entered into between the Issuer and Gem Aggregator, and between the Issuer and certain affiliates of Gem Aggregator, pursuant to which such holders have the right to request from time to time that the Issuer register for resale any of their respective shares of Common Stock.

The foregoing descriptions of the Waiver does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit Number	Description
8	Waiver Letter, dated February 13, 2024 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2024).

CUSIP No. 29103W104	13D	Page 2 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2024

ONEX CORPORATION

By:	/s/ David Copeland
Name:	David Copeland
Title:	Managing Director – Tax

By:	/s/ Chris Govan
Gerald W. Schwartz, by Chris Govan, attorney-in-fact pursuant to a power of attorney incorporated herein by reference from the Schedule 13G/A with respect to Fly Leasing Limited filed by Mr. Schwartz and other reporting persons on April 3, 2017

ONEX PARTNERS GP INC.

By:	/s/ Joshua Hausman
Name:	Joshua Hausman
Title:	Vice President

ONEX PARTNERS III GP LP
By: Onex Partners GP Inc., its General Partner

By:	/s/ Joshua Hausman
Name:	Joshua Hausman
Title:	Vice President

ONEX PARTNERS III LP
By: Onex Partners III GP LP, its General Partner
By: Onex Partners GP Inc., its General Partner

By:	/s/ Joshua Hausman
Name:	Joshua Hausman
Title:	Vice President

CUSIP No. 29103W104	13D	Page 3 of 5 Pages

ONEX PARTNERS III PV LP
By: Onex Partners III GP LP, its General Partner
By: Onex Partners GP Inc., its General Partner

By:	/s/ Joshua Hausman
Name:	Joshua Hausman
Title:	Vice President

ONEX PARTNERS III SELECT LP
By: Onex Partners III GP LP, its General Partner
By: Onex Partners GP Inc., its General Partner

By:	/s/ Joshua Hausman
Name:	Joshua Hausman
Title:	Vice President

ONEX AMERICAN HOLDINGS II LLC

By:	/s/ Joshua Hausman
Name:	Joshua Hausman
Title:	Director

ONEX AMERICAN HOLDINGS GP LLC

By:	/s/ Joshua Hausman
Name:	Joshua Hausman
Title:	Director

ONEX US PRINCIPALS LP
By: Onex American Holdings GP LLC, its General Partner

By:	/s/ Joshua Hausman
Name:	Joshua Hausman
Title:	Director

ONEX PRIVATE EQUITY HOLDINGS LLC

By:	/s/ Joshua Hausman
Name:	Joshua Hausman
Title:	Director

CUSIP No. 29103W104	13D	Page 4 of 5 Pages

ONEX PARTNERS HOLDINGS LLC
By: Onex Private Equity Holdings LLC

By:	/s/ Joshua Hausman
Name:	Joshua Hausman
Title:	Director

ONEX OP V HOLDINGS SARL

By:	/s/ Joshua Hausman
Name:	Joshua Hausman
Title:	Type A Manager

By:	/s/ Sascha Groll
Name:	Sascha Groll
Title:	Type B Manager

1597257 ONTARIO INC.

By:	/s/ Michelle Iskander
Name:	Michelle Iskander
Title:	Secretary

NEW PCO II INVESTMENTS LTD.

By:	/s/ Michelle Iskander
Name:	Michelle Iskander
Title:	Secretary

ONEX ADVISOR SUBCO III LLC

By:	/s/ Joel Greenberg
Name:	Joel Greenberg
Title:	Director

CUSIP No. 29103W104	13D	Page 5 of 5 Pages

ONEX PARTNERS CANADIAN GP INC.

By:	/s/ David Copeland
Name:	David Copeland
Title:	Vice President

By:	/s/ Derek MacKay
Name:	Derek MacKay
Title:	Vice President

ONEX PARTNERS V GP LIMITED

By:	/s/ Kosty Gilis
Name:	Kosty Gilis
Title:	Authorized Person

OPV GEM AGGREGATOR LP.

By: Onex Partners V GP Limited, its General Partner,

By:	/s/ Kosty Gilis
Name:	Kosty Gilis
Title:	Authorized Person